# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 08/27/2026
Amends the filing with accession number 0001104659-24-110570
Filed by CIK 0001753037
Persons authorized to receive notices and communications: 5AM Venture Management, LLC, Attn: Lauren Daniel, CCO, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Ventures VI, L.P. (CIK 0001753037): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,033,270; sole dispositive power 0; shared dispositive power 2,033,270; aggregate amount beneficially owned 2,033,270 (3.2% of the class)
- 5AM Partners VI, LLC (CIK 0001829051): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,033,270; sole dispositive power 0; shared dispositive power 2,033,270; aggregate amount beneficially owned 2,033,270 (3.2% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,034,085; sole dispositive power 0; shared dispositive power 4,034,085; aggregate amount beneficially owned 4,034,085 (6.3% of the class)
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,034,085; sole dispositive power 0; shared dispositive power 4,034,085; aggregate amount beneficially owned 4,034,085 (6.3% of the class)
- 5AM Opportunities II, L.P. (CIK 0001844401): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.5% of the class)
- 5AM Opportunities II (GP), LLC (CIK 0001873515): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.5% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,000; shared voting power 6,370,125; sole dispositive power 9,000; shared dispositive power 6,370,125; aggregate amount beneficially owned 6,379,125 (9.9% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,370,125; sole dispositive power 0; shared dispositive power 6,370,125; aggregate amount beneficially owned 6,370,125 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 22, 2024, and amended on September 11, 2025 and August 5, 2026 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by 5AM Ventures VI, L.P. ("Ventures VI"), 5AM Partners VI, LLC ("Partners VI"), 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Opportunities II, L.P. ("Opportunities II"), 5AM Opportunities II (GP), LLC ("Opportunities II GP"), Andrew J. Schwab ("Schwab") and Dr. Kush Parmar ("Parmar"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of each of Partners VI, which is the general partner of Ventures VI, Partners VII, which is the general partner of Ventures VII, and Opportunities II GP, which is the general partner of Opportunities II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VI, Partners VI, Ventures VII, Partners VII, Opportunities II and Opportunities II GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock of the Issuer and percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person and are incorporated herein by reference. The percentage set forth in each row 13 is based upon 62,753,200 shares of common stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2026, and giving effect to Pre-Funded Warrants and stock options, to the extent exercisable within 60 days hereof, as applicable, as referenced herein. Parmar's and Schwab's beneficial ownership percentages are 9.98% and 9.99%, respectively. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for Parmar and Schwab have been rounded down to 9.9%.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,033,270 shares of common stock directly held by Ventures VI; (ii) 2,941,176 shares of common stock and Pre-Funded Warrants exercisable for up to 3,179,558 shares of common stock directly held by Ventures VII; (iii) 302,770 shares of common stock directly held by Opportunities II; and (iv) 9,000 vested stock options (right to buy) held by Schwab. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, Ventures VII, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. Ventures VII is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 6,379,125 shares of common stock.

Partners VI is the sole general partner of Ventures VI, Partners VII is the sole general partner of Ventures VII and Opportunities II GP is the sole general partner of Opportunities II. Schwab and Parmar are managing members of Partners VI, Partners VII and Opportunities II GP and share voting and dispositive power over, and may be deemed to beneficially own, the shares held by Ventures VI, Ventures VII and Opportunities II.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to the Statement.

Weighted Low High
Reporting Transaction No. of Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Ventures VI 08/19/2026 45,147 4.76 4.75 5.00
Open Market Sale Ventures VI 08/20/2026 114,700 4.54 4.50 4.91
Open Market Sale Ventures VI 08/21/2026 32,018 4.50 4.50 4.53
Open Market Sale Ventures VI 08/24/2026 10 4.50 4.50 4.50
Block Sale Ventures VI 08/27/2026 400,000 4.04 n/a n/a
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on September 11, 2025).

## Signatures
- 5AM Ventures VI, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VI, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/31/2026)
- 5AM Partners VI, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/31/2026)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/31/2026)
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/31/2026)
- 5AM Opportunities II, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/31/2026)
- 5AM Opportunities II (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/31/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (08/31/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (08/31/2026)